FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For December 4, 2003
Commission File Number: 0-30868
                        -------

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                 EXHIBIT INDEX

Exhibit      Date                   Description of Exhibit
-------      ----                   ----------------------

   1      12/04/2003      Press Release :
                          Crosswave Announces Signing Agreement for Transfer of
                          Operations

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crosswave Communications Inc.


Date: December 4 , 2003                      By: /s/ Masaaki Oka
                                                 -------------------------------
                                                 Masaaki Oka
                                                 Reorganization Administrator

                                                                       Exhibit 1

        Crosswave Announces Signing Agreement for Transfer of Operations

    TOKYO--(BUSINESS WIRE)--Dec. 4, 2003--Crosswave Communications, Inc. and Crosswave Services Inc. (jointly referred to as "Crosswave"), today announced the signing of a definitive agreement on a transfer of Crosswave operations to NTT Communications Corporation ("NTT Com").
    Since concluding a letter of intent on November 11, 2003, Crosswave and NTT Com have been negotiating the details of the agreement, and today both parties agreed to the full terms and conditions covering the transfer of Crosswave business operations. The transaction will be completed on December 15, 2003 subject to the permission of the Tokyo District Court after a creditor's meeting.
    As part of this agreement, Crosswave's assets and more than 400 corporate customers will devolve on NTT Com. Crosswave believes that current Crosswave customers will be able to enjoy Crosswave's technology and product development capabilities more fully after the transfer of business. Crosswave will ask the customers currently using Crosswave services, excluding those using international services, to consent to transfer their contracts to NTT Com in order to allow them to continue using these services after the date of the business transfer.

    Agreement Summary

    Operations to be transferred: All Crosswave operations, excluding operations for international services (*)
    (*) Operations of Crosswave Communications Inc. and Crosswave
Services Inc.



Consideration:      JPY 10 billion
Date of transfer:   December 15, 2003

    Corporate Profile of NTT Communications Corporation

Established:        July 1, 1999
Capital:            JPY 211.7 billion (as of March 31, 2003)
Business:           Telecommunications and related services
Annual Sales:       JPY 1.15 trillion
Employees:          About 7,450 (as of March 31, 2003)


    Cautionary Notice Regarding Forward-looking Statements

    Statements made in this press release with respect to Crosswave's plans, objectives, strategies, intentions, beliefs, predictions and other statements that are not historical facts are forward-looking statements about the future performance of Crosswave which are based on management's expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding Crosswave's future operating plans, are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, the ability of Crosswave to continue as a going concern; the ability of Crosswave to secure short-term financing; the outcome of Crosswave's efforts to restructure its business; the potential negative impact of the corporate reorganization proceedings on Crosswave's operations, management and employees; the ability to obtain court approval with respect to motions by Crosswave in the corporate reorganization submitted from time to time; the ability of Crosswave to maintain normal business terms with vendors and service providers; the ability of Crosswave to maintain contracts that are critical to its business and to attract and retain customers; the ability of Crosswave to attract, motivate and retain key executives and other employees; general economic conditions in Japan, including business conditions for Crosswave's current and potential customers; prices for data communication services; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.


    CONTACT: Crosswave Communications Inc.
             Media/Investor Relations Office
             Hiroaki Tsuno, Taisuke Ono, +81-3-5205-4580
             +81-3-5205-4581 (Fax)
             ir@cwc.co.jp
             http://www.cwc.co.jp/